Exhibit 12

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	As of and for the nine months ended September 30,
	2011	2010
Earnings available to cover fixed charges:
Income (loss) before income taxes and non-controlling interests	$(273)	$127
Less:
Undistributed earnings of equity method investments	(15)	(22)
Interest on taxes	2	2
Plus:
Distributed earnings of equity method investments	16	6
Fixed charges	546	507

Earnings available to cover fixed charges	$302	$660

Fixed charges(a)
Interest, including amortization of deferred financing costs	$502	$462
Interest portion of rental payments	44	45

Total fixed charges	$546	$507

Ratio of earnings to fixed charges(b)	—	1.3x

(a)	Consists of interest expense on all indebtedness and the portion of operating lease rental expense that is representative of the interest factor. Included in interest expense above is interest incurred related to the Company’s secured obligations. Interest related to these securitization obligations are recorded within net revenues on the consolidated and combined statements of operations as the related borrowings are utilized to fund advances within our relocation business where interest is earned on such advances. The interest related to these securitization obligations was $4 million and $5 million for the nine months ended September 30, 2011 and 2010, respectively.
(b)	Our earnings were insufficient to cover fixed charges by approximately $244 million for the nine months ended September 30, 2011.